HUSCH             Eric J. Gervais                 4801 MAIN STREET         DIRECT LINE        FAX
BLACKWELL         Associate                       SUITE 1000               (816) 983-8362     (816) 983-8080
SANDERS                                           KANSAS CITY, MO  64112
LLP               EMAIL ADDRESS                                            TELEPHONE          WEBSITE ADDRESS
                  egervais@blackwellsanders.com                            (816) 983-8000     www.blackwellsanders.com

                                  July 25, 2008

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Mr. Larry Greene

         Re:      Tortoise Total Return Fund, LLC (the "Fund")
                  File Number 811-22085

To the Commission:

     On August 28, 2007 the Company filed via EDGAR a Registration  Statement on
Form  N-2  (the  "Registration  Statement")  pursuant  to  Section  8(b)  of the
Investment  Company Act of 1940,  as amended  (the "1940  Act").  In response to conversations  with Kevin Rupert of the staff  regarding  the proper  accounting treatment for the Company's expense  reimbursement  agreement (the "Agreement"), on May 23, 2008 the Company  filed via EDGAR an  amendment  to the  Registration
Statement  ("Amendment  No.  1")  to  supplement  the  seed  capital  financials contained in the  Registration  Statement  and revise  disclosure  regarding the
Agreement in light of its  termination.  On July 23, 2008 the Fund received oral comments (the "Comments") on Amendment No. 1 from Larry Greene of the staff.

     The purpose of this letter is to respond to the Comments.  The text of each
Comment  has been  included in this  letter for your  reference,  and the Fund's response is presented below.

1.   Comment: Please explain to the staff why Amendment No. 1 does not contain a fee table as required pursuant to Section 3.1 of Form N-2.

     Response:  The Fund acknowledges that the disclosure  typically required by
     Section 3.1 of Form N-2 is not  automatically  excepted from being provided pursuant to paragraph 3 of General  Instruction G of Form N-2, but does not believe  that the  disclosure  typically  required  by Section 3.1 would be relevant  in the context  of, and thus is not  required to be included  in,
     Amendment No.1.

     Item 3.1 of Form N-2 provides that "[i]f the prospectus offers common stock of the Registrant,  include  information  about the costs and expenses that investor will bear directly or  indirectly,  using the captions and tabular format illustrated  below." As noted in Amendment No. 1, the Fund's limited liability  company  interests  are being  offered  and sold  pursuant  to a confidential  private placement memorandum and in reliance on the exemption from  registration  provided by Rule 506 of Regulation D promulgated  under the Securities Act of 1993. The Registration  Statement was filed solely to satisfy the Fund's  obligations  pursuant to Section  8(b) of the 1940 Act.
     Amendment No. 1 was filed

July 25, 2008

     solely to supplement the seed capital financial statements contained in the
     Registration  Statement  and revise  disclosure  regarding the Agreement in light of its termination.  The  Registration  Statement and Amendment No. 1
     are not used in connection  with the sale of the Fund's  limited  liability company interests.  Thus, the disclosure  typically required by Section 3.1 is not relevant or beneficial.  For the information of the staff,  the Fund notes that (i) other registered  investment  companies filing  registration statements  on Form N-2  pursuant to Section 8(b) of the 1940 Act have also not provided the disclosure typically required by Item 3.1 of Form N-2, and
     (ii) the Fund  previously  responded to this comment in connection with the initial comments received on the Registration Statement.

2.   Comment:  Fundamental  investment  restrictions  number  one and number two mention the Fund's  ability to issue  senior  securities  or borrow  money.
     Please  confirm  that  the  documents  used to sell the  Fund's  securities contain disclosure regarding the Fund's intentions with respect to each.

     Response:  The Fund hereby  confirms that the Fund's  Confidential  Private
     Placement  Memorandum contains additional  disclosure  regarding the Fund's intentions  with  respect  to the  issuance  of senior  securities  and the borrowing of money.

3.   Comment: Please confirm that the Fund's policy of investing as if its total assets  are  greater  than  $100  million  even  if its  total  assets  are substantially  less than $100 million does not  conflict  with  fundamental investment restriction number four.

     Response:  The Fund hereby  confirms that it will not invest 25% or more of its  total  assets  in any  particular  industry,  except  in the  group of industries constituting the energy infrastructure sector

4.   Comment: Please confirm that the Fund does not intend to issue auction rate securities.

     Response:  The Fund hereby  confirms that it does not  presently  intend to issue auction rate securities.

     We look  forward to hearing  from you soon to discuss any  comments you may have on this letter.

                                       Sincerely,

                                       /s/ Eric J. Gervais

                                       Eric J. Gervais

cc:  Terry Matlack, Tortoise Total Return Fund, LLC
     Diane Bono, Tortoise Total Return Fund, LLC